Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of Foreign Private Issuer on Form 6K of Petro-Canada (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Brenneman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 29, 2008                                                                                           /s/ Ronald A. Brenneman
                                        Ronald A. Brenneman
                                        President and Chief Executive Officer

________________________________________________________________________________________________________________________________________________________________________________

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of Foreign Private Issuer on Form 6K of Petro-Canada (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, E. F. H. Roberts, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 29, 2008
/s/ E.F.H. Roberts
E. F. H. Roberts
Executive Vice-President and Chief Financial Officer